JPMORGAN TRUST I

JPMORGAN TRUST II

J.P. MORGAN MUTUAL FUND GROUP

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR	June 15, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (Registration Nos. 333-103022 and 811-21295) (“JPMT I”), JPMorgan Trust II (Registration Nos. 2-95973 and 811-4236) (“JPMT II”) and J.P. Morgan Mutual Fund Group (Registration Nos. 33-14196 and 811-5151) (“JPMFG”) (collectively the “Trusts”)

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to Jessica Ditullio and Gregory Samuels on Wednesday, June 2, 2010 with respect to the registration statements for the J.P. Morgan Money Market Funds (the “Money Market Funds”), the J.P. Morgan Income Funds (the “Income Funds”), J.P. Morgan Municipal Bond Funds (the “Municipal Bond Funds”) and the JPMorgan Tax Aware High Income Fund which were filed on April 23, 2010. A list of the funds included therein is provided on Exhibit A (collectively, the “Funds”).

The registration statements were filed as: (1) Post-Effective Amendment No. 107 to the JPMT I’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 108 to JPMT I’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”); (2) Post-Effective Amendment No. 116 to JPMT II’s Registration Statement under the1933 Act, and Amendment No. 117 to JPMT II’s Registration Statement under the 1940 Act; and (3) Post-Effective Amendment No. 103 to JPMFG’s Registration Statement under the 1933 Act, and Amendment No. 142 to JPMFG’s Registration Statement under the 1940 Act.

Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to

Rule 485(b) of the 1933 Act, which will be automatically effective on July 1, 2010 pursuant to the Rule.

A. Global Comments – All Funds

Front Cover

1.	Comment: Please delete the reference to the share class(es) included in each prospectus that appears above the date on the front cover of each prospectus.

Response: We respectfully disagree. We believe that the inclusion of the reference to the share classes is permitted under Item 1 of Form N-1A. The instruction to Item 1 permits the Funds to include “additional information” on the front cover as long as it is “not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” (See general instruction C.3(b)). We believe that the reference to the share classes included on the prospectus cover conforms to this standard. The Funds have multiple share classes and prospectuses. The prominent share class reference on the cover allows financial intermediaries and shareholders to quickly identify all of the share classes covered by each prospectus and verify that they have the prospectus that they need.

2.	Comment: As applicable, please revise the footnote concerning Class B shares that appears on the front cover to read as follows:

*Class B Shares are no longer available for new purchases.~~, as described in the section entitled “How Your Account Works – Buying Fund Shares.” Existing shareholders can still reinvest their dividends and exchange their Class B Shares for Class B Shares of other J.P. Morgan Funds.~~

Response: The proposed revision will be made.

3.	Comment: Please revise the footnote concerning shares classes without tickers on the front cover as applicable to read as follows:

**~~The Fund does not have an exchange ticker symbol for t~~This share class ~~as it~~ is not currently offered to the public.

Response: The proposed revision will be made.

Fees and Expenses of the Funds

4.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a contingent deferred sales charge. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

5.	Comment: Please delete the following footnote under the “Annual Fund Operating Expenses” table where it appears:

“Other Expenses” have been calculated based on the actual expenses incurred in the most recent fiscal period.

Response: The proposed revision will be made.

6.	Comment: The footnote under the “Annual Fund Operating Expenses” table provides as follows:

“This contract continues through 6/30/11 at which time the Service Providers will determine whether or not to renew or revise it.”

Please replace “at which time the Service Providers will determine whether or not to renew or revise it” with disclosure that describes the circumstances under which the expense limitation agreement can be terminated.

Response: We believe the current disclosure complies with the requirements of Form N-1A. The expense limitation agreement does not provide a means for its termination before its expiration date. The disclosure in the current footnote is designed to reflect that the Service Providers do not have the option of terminating the expense limitation agreement prior to the termination date.

Main Investment Strategies

7.	Comment: Some of the Funds, such as the JPMorgan Limited Duration Bond Fund, have the following disclosure in the Fund Summaries:

“Additional information about the types of investments the Fund may use may be found in “More About the Funds” and “Investment Practices” in the prospectus.”

Please delete the foregoing disclosure.

Response: The proposed revision will be made.

8.	Comment: Some of the Funds include the following disclosure:

“For a discussion of average weighted maturity, please see “More About the Funds” in the prospectus.”

Please delete the foregoing disclosure.

Response: The proposed revision will be made and where appropriate, additional disclosure concerning average weighted maturity will be added to the Fund Summary.

9.	Comment: For Funds that are non-diversified, please revise the following disclosure to read as follows:

“The Fund is non-diversified ~~as defined in the Investment Company Act of 1940~~.”

Response: The proposed revision will be made where applicable. Please note that JPMorgan Tax Aware High Income Fund, a Fund for which the comment was given, no longer operates as a non-diversified fund; therefore, the requested revision to the disclosure will not be necessary.

Main Investment Risks

10.

Comment: Some of the Funds, such as the JPMorgan Limited Duration Bond Fund, include a line item in the Annual Fund Operating Expense Table related to acquired fund fees and expenses. Please include corresponding investment company risk disclosure where appropriate.

Response: For Funds that invest in other investment companies as a primary strategy, the Funds include risk disclosure concerning investment company risk. However, many of the Funds do not utilize investments in investment companies as a principal strategy and the acquired fund fees and expenses relate to overnight cash investments or other incidental investments that do not represent a principal strategy or risk to the Fund. In such cases, no additional risk disclosure is included.

11.	Comment: Some of the Funds contain the following risk disclosure:

“Foreign Securities Risk. U.S. dollar-denominated securities of foreign issuers or U.S. affiliates of foreign issuers may be subject to additional risks not faced by domestic issuers. These risks include political and economic risks, greater volatility, and regulatory issues facing issuers in such countries.”

Please add the risks of war, expropriation and nationalization to this risk disclosure where applicable due to the countries in which the Fund may have economic exposure.

Response: The disclosure will be revised to read as follows:

“Foreign Securities Risk. U.S. dollar-denominated securities of foreign issuers or U.S. affiliates of foreign issuers may be subject to additional risks not faced by domestic issuers. These risks include political and economic risks, civil conflicts and war, greater volatility, expropriation and nationalization risks, and regulatory issues facing issuers in such countries.”

12.	Comment: Please revise the Non-Diversified Fund Risk where it appears to read as follows:

“Non-Diversified Fund Risk. Since the Fund is non-diversified, it may invest a greater percentage of its assets in a particular issuer or group of issuers than a diversified fund would. This increased investment ~~concentration~~ in fewer issuers may result in the Fund’s shares being more sensitive to economic results among those issuing the securities.”

Response: The proposed revision will be made where applicable. Please note that JPMorgan Tax Aware High Income Fund, a Fund for which the comment was given, no longer operates as a non-diversified fund; therefore, the requested revision to the disclosure will not be necessary.

The Fund’s Past Performance – Introductory Paragraph

13.	Comment: Please revise the introductory paragraph so that it conforms to the Form as indicated in the example below from the JPMorgan Limited Duration Bond Fund:

“This section provides some indication of the risks of investing in the Fund. The bar chart shows how the performance of the Fund’s Select Class Shares has varied from year to year over the past ten calendar years. The table shows the average annual total returns for the past one year, five years, and ten years~~. It~~ and compares that performance to a broad measure of market performance ~~the Barclays Capital 1-3 Year U.S. Government/Credit Bond Index, the Barclays Capital Short 9-12 Month U.S. Treasury Index (the Fund’s former primary benchmark as well as the Lipper Short U.S. Government Fund Index and the Lipper Ultra Short Obligations Funds Index (the former Lipper index). The Lipper indexes are based on the total returns of certain mutual funds within the Fund’s designated category as determine by Lipper. Unlike the other indexes, the Lipper indexes include the expenses of the mutual funds included in the indexes.~~ Past performance (before and after taxes) is not necessarily an indication of how any class of the Fund will perform in the future. Updated performance information is available by visiting www.jpmorganfunds.com or by calling 1-800-480-4111.

Response: We respectfully disagree. We believe that the disclosure without the suggested revisions conforms to the requirements of the Form. We note that Item 4(b)(2)(i) of the Form does not prescribe exact language, but rather only requires an explanation illustrating the variability of a Fund’s returns. The disclosure without the revision provides such an explanation because it illustrates how a Fund’s performance changed over time and how such performance compares to a broad measure of market performance, e.g., the indexes.

14.	Comment: Please delete the following disclosure where it appears for all Funds:

“Performance figures in the table for Class B and Class C Shares reflect the deduction of the applicable contingent deferred sales load. Class B Shares convert to Morgan Shares after eight years.”

Response:   The proposed revision will be made.

15.	Comment: Please delete the following disclosure where it appears for all Funds:

“Some of the companies that provide services to the Fund have in the past agreed not to collect some expenses and to reimburse others. Without these agreements, the performance figures would have been lower than those shown.”

Response: The disclosure will be deleted from the Fund Summaries and, if appropriate, moved to the statutory prospectus as appropriate.

16.

Comment: The JPMorgan Tax Aware High Income Fund has the following disclosure: “The performance figures in the bar chart do not reflect any deduction for the front-end sales charge which is assessed on Class A Shares. If the sales charge were reflected, the performance figures would have been lower.”

For Funds that have this disclosure, please move the following disclosure underneath the bar chart.

Response: We respectfully disagree with the proposed revision. The instruction to Item 4 does not require that the disclosure follow the bar chart. We believe that placing the disclosure in the introductory paragraph immediately adjacent to the bar chart provides shareholders with more prominent disclosure.

The Fund’s Past Performance – Bar Chart

17.

Comment: Please replace horizontal bars in the year-by-year performance chart with vertical bars in order to provide comparability/uniformity of presentation among the prospectuses for other fund companies and the J.P. Morgan Funds.

Response:   The proposed revision will be made.

More About the Funds

18.	Comment: Please disclose whether shareholders will be notified in advance (and the time period for such notice) if a Fund changes its non-fundamental investment objectives or policies.

Response: The Fund would provide the 60 day notice required by Rule 35d-1 when the Rule is applicable to a policy. In addition, as we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to a Fund’s non-fundamental investment objective or material investment policies. However, we note that the Form does not require a Fund to specify a notice period for changes to the Fund’s non-fundamental investment objective or other material policies and therefore, we respectfully disagree with the proposed revision.

B. MONEY MARKET FUND COMMENTS

Main Investment Risks

19.

Comment: The JPMorgan Prime Money Market Fund contains risk disclosure applicable to mortgage-backed securities including the risk of sub-prime mortgages. Please confirm whether these types of securities are permissible investments for a money market fund and whether risk disclosure including sub-prime mortgages should be included. In addition, please consider indicating that these types of securities are a principal strategy in the main investment strategy section if applicable.

Response: Mortgage-related securities include agency mortgage-related securities which are permissible investments for money market funds. Because mortgage-related securities constitute a small portion of the Fund’s portfolio, the level of investment in which does not constitute a principal investment strategy. However, due to the unique nature of the risks associated with mortgage-related securities, the Fund deems mortgage-related securities to constitute a principal risk and includes it as such. Please note that we have determined sub-prime securities risk is not a principal risk of the Fund and therefore, the risk disclosure related thereto will be deleted.

The Fund’s Past Performance

20.	Comment: Please delete the following paragraph from the Fund Summary:

The Fund is a money market fund managed to meet the requirements of Rule 2a-7 under the Investment Company Act of 1940. Effective May 28, 2010, Rule 2a-7 was amended to impose new liquidity, credit quality, and maturity requirements on all money market funds. Fund performance shown prior to May 28, 2010 is based on SEC rules then in-effect and is not an indication of future returns.

Response: The disclosure will be deleted from the Fund Summary and moved to the “More About the Funds” section.

C. INCOME FUND COMMENTS

Main Investment Strategies

21.

Comment: Please add additional disclosure to the description of the Fund’s investment strategy for the JPMorgan High Yield Fund and JPMorgan Strategic Income Opportunities Fund describing how the adviser decides which securities to buy and sell.

Response: We believe that the current disclosure in the Fund Summary describes the adviser’s investment process, provides investors with a clear description of how the adviser constructs the Fund’s portfolio, and meets the requirement of the Form to describe in general terms how the adviser decides to buy and sell securities. The Fund Summary for the JPMorgan High Yield Fund indicates that the adviser focuses on value “in buying and selling securities for the Fund” and discusses the factors that the adviser considers in making investment decisions (e.g., in-depth analysis of each issuer, ongoing monitoring, etc.) The Fund Summary for the JPMorgan Strategic Income Opportunities Fund indicates that in buying and selling investments for the Fund, the adviser focuses on absolute return and describes the allocation process for the Fund.

The Fund’s Past Performance – Average Annual Total Returns Table

22.

Comment: The Average Annual Total Return Table for the JPMorgan Limited Duration Bond Fund includes a footnote concerning a change in the Fund’s Lipper category. Please delete the footnote. Because the Lipper Index is not a primary index, the Fund is not required to show both indexes or include a discussion concerning the reason the Lipper Index changed.

Response: The former Lipper Index and the corresponding footnote will be deleted from the registration statement as requested.

D. TAX AWARE HIGH INCOME FUND COMMENTS

Fund Name

23.

Comment: The Fund does not have an 80% policy to invest in high yield securities. Please confirm that the name “JPMorgan Tax Aware High Income Fund” complies with Section 35(d) of the 1940 Act and Rule 35d-1 under the 1940 Act.

Response: The name does not violate Section 35(d) of the 1940 Act. Rule 35d-1 under the 1940 Act does not apply to the name of this Fund because the use of “High Income” in the Fund’s name does not describe a type of investment, but rather the strategy of the Fund. The goal of the Fund is to provide a “high level of after-tax income” and the Fund invests in a variety of fixed income securities to meet this objective.

Main Investment Strategy

24.	Comment: The Fund has included “Mortgage-Related and Other Asset-Backed Securities Risk” in the prospectus. With respect to this Fund, who are the issuers of these types of securities?

Response: The Fund is not limited in the type of mortgage-backed securities in which it may invest. However, as disclosed in the “Main Investment Strategy” section, the Fund may invest in housing authority mortgage securities and fixed and floating rate municipal securities representing an interest in or secured by residential mortgage-backed securities as a principal strategy.

25.

Comment: The Fund has “Tax Aware” in its name and includes “Tax Aware Investing Risk” in the main risk section. However, the Fund Summary does not describe what a Tax Aware strategy is. Please include a description of tax aware investing in the strategy section.

Response: The following will be added to the Fund Summary:

“The Fund seeks to pursue a tax aware investing strategy by attempting to achieve high after-tax returns for shareholders by balancing investment considerations and tax considerations. As part of this strategy the Fund seeks to maximize after-tax returns. Among the techniques and strategies used by the Fund in seeking the tax-efficient management are the following: investing in municipal securities, the interest from which is exempt from federal income tax; investing in taxable securities where the after-tax return is favorable; attempting to minimize net realized short-term capital gain; and employing a long-term approach to investing.”

26.	Comment: Please add additional disclosure describing how the adviser decides which securities to buy and sell for the Fund.

Response: We believe that the current disclosure in the Fund Summary describes the adviser’s investment process, provides investors with a clear description of how the adviser constructs the Fund’s portfolio, and meets the requirement of the Form to describe in general terms how the adviser decides to buy and sell securities and constructs the Fund’s portfolio (e.g., the adviser is value oriented and makes decisions to purchase and sell individual securities and instruments after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, duration, liquidity and the complex legal and technical structure of the transaction).

Tax Information

27.	Comment: The Tax Information section contains the following disclosure:

“The Fund seeks to minimize shareholder’s tax liability in connection [with] (sic) the Fund’s distribution of realized capital gain by minimizing the net gain available for distribution and by minimizing distributions that are taxed as ordinary income and not qualified dividend income. However, it possible that a portion of the Fund’s distributions may be subject to federal income tax.”

Please delete the foregoing and conform the disclosure to Item 7.

Response: We believe the existing disclosure conforms to Item 7 of the Form. Item 7 contemplates that a Fund may hold itself out as investing in securities generating tax exempt income and requires the Fund to provide a general statement that a portion of the Fund’s distributions may be subject to federal income tax.

Additional Information About the Fund’s Investment Strategies

28.

Comment: Please change the heading to read “Additional Information About the Fund’s Principal Investment Strategies” if the section only discusses principal investment strategies. Otherwise, please identify any non-principal strategies in the section.

Response: Since the Fund's principal investment strategies are fully covered by the disclosure that appears in the summary section of the Fund's prospectus, there are currently no principal investment strategies described in the above referenced section. As indicated by the section heading, this section provides additional information that is in addition to the Fund's principal investment strategies. Therefore, the requested change has not been made.

29.	Comment: Please indicate which risks are principal and which risks are not.

Response: We will clarify which risks are main risks and which risks are additional risks in the “More About the Funds” section.

We hereby acknowledge on behalf of each Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) Comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving a Trust.

We hope that the Staff finds this letter responsive to the Staff’s Comments. Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (614) 248-5749 or my colleague Gregory Samuels at (212) 648-0472.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

Exhibit A

J.P. Morgan Income Funds
JPMorgan Core Bond Fund
JPMorgan Core Plus Fund
JPMorgan Emerging Markets Debt Fund
JPMorgan Government Bond Fund
JPMorgan High Yield Fund
JPMorgan Limited Duration Bond Fund
JPMorgan Mortgage-Backed Securities Fund
JPMorgan Real Return Fund
JPMorgan Short Duration Bond Fund
JPMorgan Short Term Bond Fund II
JPMorgan Strategic Income Opportunities Fund
JPMorgan Total Return Fund
JPMorgan Treasury & Agency Fund

J.P. Morgan Tax Free Funds
JPMorgan Arizona Municipal Bond Fund
JPMorgan California Tax Free Bond Fund
JPMorgan Intermediate Tax Free Bond Fund
JPMorgan Michigan Municipal Bond Fund
JPMorgan Municipal Income Fund
JPMorgan New York Tax Free Bond Fund
JPMorgan Ohio Municipal Bond Fund
JPMorgan Short-Intermediate Municipal Bond Fund
JPMorgan Tax Free Bond Fund

J.P. Morgan Money Market Funds
JPMorgan 100% U.S. Treasury Securities Money Market Fund
JPMorgan California Municipal Money Market Fund
JPMorgan Federal Money Market Fund
JPMorgan Liquid Assets Money Market Fund
JPMorgan Michigan Municipal Money Market Fund
JPMorgan Municipal Money Market Fund
JPMorgan New York Municipal Money Market Fund
JPMorgan Ohio Municipal Money Market Fund
JPMorgan Prime Money Market Fund
JPMorgan Tax Free Money Market Fund
JPMorgan U.S. Government Money Market Fund
JPMorgan U.S. Treasury Plus Money Market Fund

J.P. Morgan Tax Aware Funds
JPMorgan Tax Aware High Income Fund